

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 12, 2017

Arthur T. Smith
President and Chief Executive Officer
Berry Petroleum Corporation
5201 Truxtun Avenue, Suite 100
Bakersfield, CA 93309

> **Re: Berry Petroleum Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted May 15, 2017**
> **CIK No. 1705873**

Dear Mr. Smith:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   Given the lack of an established market for your securities, your statement that selling stockholders will sell at "fixed prices, at prevailing market prices at the time of sale or at negotiated prices" is insufficient to satisfy your disclosure obligation to disclose the price at which your securities will be sold. Because there is currently no public market for your shares and you disclose no intention to establish a public market, please disclose that the selling stockholders will sell at a stated fixed price or range. For guidance, see Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 1

2.   In an appropriate location, explain how the selling shareholders acquired their shares.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 26

Fresh Start Adjustments, page 28

3.   We note your disclosure stating that you met both criteria of FASB ASC 852
        requiring the adoption of fresh start accounting. Please expand your disclosure to add
        a tabulation showing that the reorganization value of your assets immediately prior to
        confirmation of the Plan was less than the total of all post-petition liabilities and
        allowed claims. Additionally, add a tabulation showing how you allocated the $1.3
        billion reorganization value to individual assets and liabilities in accordance with
        ASC 805.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 38

Financing Activities, page 39

4.   Please disclose your current leverage and reserve coverage ratios.

Results of Operations, page 41

Revenue and Other, page 43

5.   Please explain in greater detail the operational challenges in your Diatomite
        development program that has affected well performance and led you to temporarily
        curtail capital spending on that program.

Liquidity and Capital Resources, page 47

6.   We note your disclosure stating that, based on current expectations of your
        reorganized company upon emergence from bankruptcy, you believe that your
        liquidity and capital resources will be sufficient to conduct business and operations
        for the next twelve months. Please expand your disclosure to discuss in more specific
        details your liquidity and capital needs for 2017 and how you plan to fund them.
        Additionally, discuss your long term plans and ability to fund your cash requirements.
        As part of your discussion, describe any known trends, demands, commitments,
        events or uncertainties that are expected to have a material impact on your liquidity
        and capital resources. Refer to the guidance in Regulation S-K Item 303(a)(1) and
        (2), and Section IV of SEC Release 33-8350.

7.   We note that you disclose $26 million for 2016 total capital expenditures on page 47
        compared to $35 million in the Cash flow from investing activities table on page 48.
        Additionally, you disclose $50 million for 2015 capital expenditures in the same table

compared to $165 million in the succeeding paragraph. Please explain or correct the inconsistencies.

Business, page 55

Operating Agreements, page 58

8.   Please disclose the relative interest that you and Linn Operating or Linn Holdings have in the assets located within the contract area of the Hugoton and Hill joint operating agreements, respectively. Please also discuss the materiality of the assets covered by each JOA to your operations.

Reserve Data, page 62

9.   Please expand the disclosure relating to your proved undeveloped reserves to provide an explanation for the 1 MMBoe increase in reserves that occurred during the year ended December 31, 2016. Refer to the disclosure requirements pursuant to Item 1203(b) of Regulation S-K.

Management, page 74

10.   Please disclose the business experience during the past five years of each director and executive officer. In this regard, we note that you do not disclose the principal occupation and employment of your Interim Chief Financial Officer Steven B. Wilson from October 2015 through December 2016, nor of your director Brent S. Buckley from February 2009 through September 2014. Additionally, please also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as such. See Item 401(e) of Regulation S-K.

Principal and Selling Stockholders, page 79

11.   Please revise your column headings of shares of common stock and Series A preferred stock beneficially owned after completion of the offering to disclose as such. Currently, both column heading disclose only common stock beneficially owned after completion of the offering.

Financial Statements

General

12.   Please update your historical and pro forma financial statements and related disclosures to comply with Rules 8-08 and 11-02 of Regulation S-X.

Supplemental Oil & Natural Gas Data (Unaudited), page F-28

Proved Oil, Natural Gas and NGL Reserves, page F-29

13.   Please revise the tabular presentation of reserves for the year ended December 31, 2015 to provide the net quantities of proved developed and undeveloped reserves at the beginning of the period. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-4 and Example 1 in FASB ASC 932-235-55-2 for an illustration of the disclosure requirements.

You may contact Joe Klinko at (202) 202) 551-3824 or Lily Dang at (202) 551- 3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources